Exhibit 99.1

Canada's Largest Cannabis Retailer, High Tide, Welcomes Decision to Permit White Label Products in Ontario

CALGARY, AB, March 28, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), Canada's largest cannabis retailer, with 113 cannabis retail stores currently operating nationwide, including 34 in Ontario,1 welcomes the Alcohol and Gaming Commission of Ontario's (AGCO) decision to amend the Registrar's Standards for Cannabis Retail Stores, effective June 30, to permit retail cannabis licensees to enter into agreements with Licensed Producers related to store brand or white label cannabis products. The change comes after extensive consultation with industry stakeholders and was supported by the Ontario Chamber of Commerce.

High Tide Inc. March 28, 2022 (CNW Group/High Tide Inc.)

"The AGCO has shown that it is willing to listen to the concerns of stakeholders. Today's revisions to the Registrar's Standards will mean that when it comes to white label products and store brands, Ontario's cannabis retailers will be treated on par with other retail sectors, both regulated and unregulated. The new Standard will also facilitate retailers both large and small, in differentiating their products, brands, and stores," said Raj Grover, President and Chief Executive Officer of High Tide. "With today's news we intend to move quickly to work with the Ontario Cannabis Store to get our under-development Cabana Cannabis Co. products listed in Canada's largest province," added Mr. Grover.

GRANT OF OPTIONS

Furthermore, High Tide granted 5,000 stock options (the "Options") to certain employees, that fully vest over a two (2) year period and are exercisable for a period of three (3) years.

SEAN GENG'S TRANSITION

The Company also announced that Sean Geng has transitioned from the Chief Technology Officer role into a technology consulting position. The role of Chief Technology Officer has been filled and the Company will announce details within the coming weeks.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 113 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

[1] The number of stores will rise to 117 nationally, including 38 in Ontario, upon the closing of the Company's definitive agreement pursuant to which it will acquire four operating retail cannabis stores in Ontario under the name Crossroads Cannabis.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 14:31e 28-MAR-22